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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                         Cablevision Systems Corporation
                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
                         (Title of class of securities)

                                   12686C-10-9
                                 (CUSIP Number)

                   Bruce D. Haims, Esq. Debevoise & Plimpton,
                                875 Third Avenue,
                        New York, NY 10022 (212) 909-6000
            (Name, Address and telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 6, 1997
             (Date of event which requires filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


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The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 12686C-10-9


(1)  Names of Reporting Persons
     S.S. or I.R.S. Identifica-                        Deborah Dolan-Sweeney
     tion Nos. of Above Persons                        SS: ###-##-####
_______________________________________________________________________________
(2)  Check the Appropriate Box                            (a)__________________
     if a Member of a Group                               (b)__________________
_______________________________________________________________________________
(3)  SEC Use Only
_______________________________________________________________________________
(4)  Source of Funds                                   00*
_______________________________________________________________________________
(5)  Check if Disclosure of Legal
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)
_______________________________________________________________________________
(6)  Citizenship or Place of
     Organization                                      U.S.A.
_______________________________________________________________________________
Number of Shares       (7) Sole Voting Power                1,000
Beneficially Owned     ________________________________________________________
by Each Reporting      (8) Shared Voting Power            951,741
Person With            ________________________________________________________
                       (9) Sole Dispositive Power           1,000
                       ________________________________________________________
                      (10) Shared Dispositive Power       951,741
_______________________________________________________________________________
(11)  Aggregate Amount Beneficially
      Owned by Each Reporting Person                      952,741
_______________________________________________________________________________
(12)  Check if the Aggregate Amount
      in Row (11) Excludes Certain Shares
_______________________________________________________________________________
(13)  Percent of Class Represented
      by Amount in Row 11                                    6.6%
_______________________________________________________________________________
(14)  Type of Reporting Person                             IN


*     See Exhibit A.


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                             CUSIP No. 12686C-10-9


                      CONTINUATION PAGES OF AMENDMENT NO. 1
                            TO SCHEDULE 13D FILED BY
                 DEBORAH DOLAN-SWEENEY, INDIVIDUALLY AND AS TRUSTEE

         This Amendment No. 1 to the Schedule 13D, dated November 15, 1994 (the "Schedule 13D"), previously filed by Deborah Dolan-Sweeney ("Mrs.
Dolan-Sweeney") is the initial electronic filing by Mrs. Dolan-Sweeney and, in accordance with Rule 101(a)(2)(ii) of Securities and Exchange Commission Regulation S-T, restates the Schedule 13D.

Item 1.  SECURITY AND ISSUER.

         The title of the class of equity securities to which this statement relates is the Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of Cablevision Systems Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is One Media Crossways, Woodbury, New York 11797.

Item 2.  IDENTITY AND BACKGROUND.

         (a) The name of the person filing this statement is Deborah Ann Dolan-Sweeney, who is filing individually and as Trustee for the Trusts listed on Exhibit A.

         (b) The residence of Mrs. Dolan-Sweeney is 59 Harbor Road, Oyster Bay, New York 11771.

         (c) The present principal occupation of Mrs. Dolan-Sweeney is as Equestrian/President Sagamore Farms, Inc. The address is 50 Sandy Hill Road, Oyster Bay, New York 11771.

         (d) Mrs. Dolan-Sweeney has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Mrs. Dolan-Sweeney has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


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CUSIP No. 12686C-10-9


         (f) Mrs. Dolan-Sweeney is a U.S. citizen.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The shares held by Mrs. Dolan-Sweeney were not acquired by purchase. See Exhibit A.

Item 4.  PURPOSE OF TRANSACTION.

         The Trusts are held for investment purposes. See Exhibit A. Except as set forth in Exhibit B, Mrs. Dolan-Sweeney has no plans or proposals which relate or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of additional securities of the Issuer; (b) an extraordinary corporate transaction such as a merger, reorganization or liquidation of the Issuer, involving the Issuer or any of its subsidiaries; (c) the sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer; (e) any material change in the Issuer's present capitalization or dividend policy; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above. See Exhibit A and Exhibit B.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

        (a) After giving effect to the transaction described in (c) below, Mrs. Dolan-Sweeney may be deemed to beneficially own an aggregate of 952,741 shares of Class A Common Stock as a result of her beneficial ownership of (i) 816,741 shares of Class B Common Stock, par value $.01 per share, of the Issuer (the "Class B Common Stock") which are convertible at the option of the holder share for share into Class A Common Stock and (ii) 136,000 shares of Class A Common Stock. This aggregate


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CUSIP No. 12686C-10-9


amount (including shares of Class B Common Stock issuable upon the conversion of shares of Class B Common Stock) represents approximately 6.6% of the outstanding shares of Class A Common Stock.

         (b) After giving effect to the transaction described in (c) below, Mrs. Dolan-Sweeney has the (i) sole power to vote or to direct the vote of 1,000 shares of Class A Common Stock; (ii) shared power to vote or direct the vote of 816,741 shares of Class B Common Stock convertible into Class A Common Stock and 135,000 shares of Class A Common Stock; (iii) sole power to dispose or to direct the disposition of 1,000 shares of Class A Common Stock and (iv) shared power to dispose or to direct the disposition of 816,741 shares of Class B Common Stock convertible into Class A Common Stock and 135,000 shares of Class
A Common Stock. See Exhibit A.

         (c) On May 30, 1997 Charles F. Dolan contributed 135,000 shares of Class A Common Stock to the Dolan Children's Foundation and Mrs. Dolan-Sweeney was appointed as one of the directors of the Dolan Children's Foundation.

         (d) See Exhibit A.

         (e) Not applicable

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         See Exhibit B.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 -    Voting Agreement
         Exhibit 2 -    Power of Attorney, dated as of
                        February 13, 1995, confirming the
                        authority of William A. Frewin, Jr.
                        to sign on behalf of Deborah Ann
                        Dolan.


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CUSIP No. 12686C-10-9


SIGNATURE.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  June 23, 1997

                                    Signature:    /s/ Deborah Dolan-Sweeney
                                                 By William A. Frewin, Jr.
                                                 ___________________________
                                    Name/Title:  Deborah Dolan-Sweeney,
                                                 individually and as a
                                                 Trustee of each of the
                                                 following Trusts:
                                                   Dolan Progeny Trust
                                                   DC Deborah Trust
                                                   and as a Director of the
                                                   Dolan Children's Foundation
                                                 By William A. Frewin, Jr.,
                                                    attorney-in-fact


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CUSIP No. 12686C-10-9


                                    Exhibit A

         Deborah Dolan-Sweeney ("Mrs. Dolan-Sweeney") is currently one of three directors of the Dolan Children's Foundation, a New York not-for-profit corporation (the "Children's Foundation"), formed to solicit, receive, hold and invest funds contributed to the Children's Foundation and, at the discretion of the Board of Directors of the Children's Foundation, to allocate such funds to organizations or entities organized and operated exclusively for charitable or educational purposes within the meaning of Section 501(c)(3), of the Internal Revenue Code of 1986, as amended. The Children's Foundation owns 135,000 shares of Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of Cablevision Systems Corporation, a Delaware Corporation (the "Issuer"). As a director of the Children's Foundation, Mrs. Dolan-Sweeney has the shared power to vote and dispose of such Class A Common Stock with the other directors of the Children's Foundation, Kathleen M. Dolan and Marianne Dolan Weber. Under certain rules of the Securities and Exchange Commission, so long as Mrs. Dolan-Sweeney retains such powers, she is deemed to have beneficial ownership thereof for purposes of Schedule 13D reporting. Mrs. Dolan also individually owns 1,000 shares of Class A Common Stock.

         In addition, Mrs. Dolan-Sweeney is currently one of the trustees (a "Trustee") of each of the trusts listed in the table below (the "Trusts"), which own in the aggregate 816,741 shares of Class B Common Stock, par value $.01 per share (the "Class B Common Stock"), of the Issuer. Class B Common Stock of the Issuer is convertible at the option of the holder share for share into Class A Common Stock of the Issuer. Mrs. Dolan-Sweeney has an economic interest in such shares, and, as a Trustee of the Trusts, has the shared power to vote and dispose of such shares. Under certain rules of the Securities and Exchange Commission, so long as Mrs. Dolan-Sweeney retains such powers, she is deemed to have beneficial ownership thereof for purposes of Schedule 13D reporting.

         The following table lists each Trust's name and the name of its beneficiary or description of its beneficiary class.


Name of Trust                          Beneficiary

DC Deborah Trust                       Deborah Ann Dolan

Dolan Progeny Trust                    All children of Charles F.
                                       Dolan living at any time and
                                       from time to time.

         Pursuant to the provisions of the agreements governing the Trusts, the economic interest in the shares of the Issuer owned by each Trust is held by such Trust's beneficiary or, if more than one, such Trust's beneficiary class. For the Dolan Progeny Trust, distributions of income and principal can be made in the discretion of the non-beneficiary Trustee, Paul Joseph Dolan, to any one or more of the members of the Trust's beneficiary class.

The Trusts

The DC Deborah Trust



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CUSIP No. 12686C-10-9


         For the DC Deborah Trust, distributions of income and principal can be made in the discretion of the non-beneficiary Trustee, Mary S. Dolan, to the person for whom the Trust is named, Deborah Dolan-Sweeney (the "Current Beneficiary"). The Current Beneficiary has the power during her life to appoint all or part of the DC Deborah Trust to or for the benefit of one or more of her descendants. Upon the death of the Current Beneficiary, the DC Deborah Trust, if not previously terminated, will pass as appointed by the Current Beneficiary to or for the benefit of one or more of her descendants. Any unappointed portion of such Trust will pass, in further trust, per stirpes to the Current Beneficiary's then living descendants, or if none, per stirpes to the then living descendants of Charles F. Dolan, or if none, among the heirs-at-law of Charles F. Dolan. There are two Trustees of the DC Deborah Trust, Deborah Ann Dolan and Mary S. Dolan.

The Dolan Progeny Trust

         The Dolan Progeny Trust's current beneficiary class consists of the six children of Charles F. Dolan. The Dolan Progeny Trust terminates upon the death of the survivor of Charles F. Dolan's children, if not previously terminated. Upon such termination, the Dolan Progeny Trust will pass as appointed by the unanimous appointment of Charles F. Dolan's children or by the survivor of them to or for the benefit of any one or more persons or charitable organizations. Any unappointed portion of the Dolan Progeny Trust will pass, in further trust, per stirpes to the then-living descendants of Charles F. Dolan, or if none, among the heirs-at-law of Charles F. Dolan. There are three Trustees of the Dolan Progeny Trust, Deborah Ann Dolan, Patrick Francis Dolan and Paul Joseph Dolan.

Beneficial Ownership of Beneficiaries and Trusts

         Beneficiaries of any Trust can be said to have only a contingent economic interest in the Securities of the Issuer held by such Trust because (a) the non-beneficiary Trustee has the sole discretion to distribute or accumulate the income from each Trust and the



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CUSIP No. 12686C-10-9


sole discretion to distribute the principal of each Trust to the beneficiary of such Trust or, if more than one, to any one or more of the members of such Trust's beneficiary class, and (b) the beneficiary class for the Dolan Progeny Trust has not yet closed.



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                                    EXHIBIT B

          Cablevision Systems Corporation, a Delaware corporation ("CSC"), has entered into a Contribution and Merger Agreement, dated as of June 6, 1997 (the "Contribution and Merger Agreement"), with TCI Communications, Inc., a Delaware corporation and the principal cable television subsidiary of Tele-Communications, Inc., ("TCI Communications"), CSC Parent Corporation, a Delaware corporation wholly-owned by CSC ("Parent"), and CSC Merger Corporation, a Delaware corporation wholly-owned by Parent ("Merger Sub"). The Contribution and Merger Agreement provides for the merger of Merger Sub with and into CSC, with CSC as the surviving corporation, and the conversion in the merger of outstanding shares of CSC common stock into like shares of common stock of Parent and for the contribution by or on behalf of TCI Communications of corporations (the "Contributed Entities") owning specified cable television systems in exchange for shares of Class A Common Stock of Parent. CSC's Series I Preferred Shares will become convertible into Series A Common Stock of Parent. Following the closing (the "Closing") of the transactions contemplated by the Contribution and Merger Agreement, Parent will be renamed Cablevision Systems Corporation. As a result of the transactions contemplated by the Contribution and Merger Agreement, existing CSC shareholders will become shareholders of Parent, which will be a new publicly traded company that will own CSC and, separately, the Contributed Entities.

          CSC shareholders having a majority of CSC's voting power have agreed with TCI Communications in a voting agreement (the "Voting Agreement") that they will vote to approve the adoption of the Contribution and Merger Agreement and the issuance of Parent shares to TCI Communications and against any matter that would compete with or interfere with such adoption and issuance. The parties to the Voting Agreement are: Parent, Tele-Communications, Inc., CSC, Charles F. Dolan, Charles F. Dolan 1997 Grantor Retained Annuity Trust, Dolan Descendants Trust, Dolan Progeny Trust, Dolan Grandchildren Trust, Dolan Spouse Trust, DC Kathleen Trust, DC Deborah Trust, DC Marianne Trust, DC Patrick Trust, DC
Thomas Trust, DC James Trust, CFD Trust No. 1, CFD Trust No. 2, CFD Trust No.
3, CFD Trust No. 4, CFD Trust No. 5, CFD Trust No. 6, and CFD Trust No. 10.

          The Contribution and Merger Agreement provides that at the Closing, Parent, Tele-Communications, Inc., a Delaware corporation and owner of TCI Communications ("TCI"), and certain holders of Parent's Class B Common Stock (the "Class B Stockholders") will enter into a Stockholders Agreement (the "Stockholders Agreement") providing, among other things for: (i) limitations on TCI's ability to purchase and sell Class A Common Stock, (ii) consultation rights between Parent, TCI and the Class B Stockholders regarding sales of Parent or significant Parent assets, sales of Class A Common Stock owned by TCI and sales of Class B Common Stock owned by the Class B Stockholders,
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(iii) TCI's right to designate two Class B directors, (iv) the right of TCI director designees to membership on a Parent Board committee to approve certain transactions with Class B Stockholders and their family members that will give such designees a veto over such transactions, and (v) TCI's agreement to vote in proportion with the public Parent Class A stockholders for the election of the 25% of Parent directors which the Parent Class A Common Stock is entitled to elect. The Class B Stockholders are: Charles F. Dolan, CFD 1997 Grantor Retained Annuity Trust, Dolan Descendants Trust, Dolan Progeny Trust, Dolan Grandchildren Trust, Dolan Spouse Trust, DC Kathleen Trust, DC Deborah Trust, DC Marianne Trust, DC Patrick Trust, DC Thomas Trust, DC James Trust, CFD Trust No. 1, CFD Trust No. 2, CFD Trust No. 3, CFD Trust No. 4, CFD Trust No. 5, CFD Trust No. 6, and CFD Trust No. 10.


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